                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
                       13d-1(AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                                (AMENDMENT NO.__)

                          FiberNet Telecom Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    315653105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                 Arnold L. Wadler, Esq., c/o Metromedia Company,
            One Meadowlands Plaza, East Rutherford, New Jersey 07073
                                 (201) 531-8050

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 17, 1999

--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


                         (Continued on following pages)

                              (Page 1 of 14 Pages)

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO.  315653105                       13D            PAGE 2 OF 14 PAGES
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Metromedia Fiber Network Services, Inc.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                         (b) /x/

-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                             /  /

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Delaware
-------------------------------------------------------------------------------
                       7    SOLE VOTING POWER
  NUMBER OF
    SHARES
 BENEFICIALLY        ----------------------------------------------------------
   OWNED BY            8    SHARED VOTING POWER
     EACH                   5,000,000 (Metromedia Fiber Network Services, Inc.
   REPORTING                is a wholly-owned subsidiary of Metromedia Fiber
    PERSON                  Network, Inc. which is controlled by Stephen A.
     WITH                   Garofalo, its Chairman and Chief Executive Officer
                            and John W. Kluge and Stuart Subotnick who control
                            approximately 60% of the total voting power of
                            Metromedia Fiber Network, Inc.)
                      ----------------------------------------------------------
                       9    SOLE DISPOSITIVE POWER

                      ----------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            5,000,000 (Metromedia Fiber Network Services, Inc. is a wholly-owned subsidiary of Metromedia Fiber Network, Inc. which is controlled by Stephen A. Garofalo, its Chairman and Chief Executive Officer and John W. Kluge and Stuart Subotnick who control approximately 60% of the total voting power of Metromedia Fiber Network, Inc.)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,000,000 (Metromedia Fiber Network Services, Inc. is a wholly-owned subsidiary of Metromedia Fiber Network, Inc. which is controlled by Stephen A. Garofalo, its Chairman and Chief Executive Officer and John W. Kluge and Stuart Subotnick who control approximately 60% of the total voting power of Metromedia Fiber Network, Inc.)

-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                               /  /

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           23.9%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.  315653105                       13D            PAGE 3 OF 14 PAGES
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Metromedia Fiber Network, Inc.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                         (b) /x/

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                 / /

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

  NUMBER OF
    SHARES
 BENEFICIALLY         ----------------------------------------------------------
   OWNED BY            8    SHARED VOTING POWER
     EACH                   5,000,000 (includes 5,000,000 shares owned by its
   REPORTING                wholly-owned subsidiary Metromedia Fiber Network
    PERSON                  Services, Inc.)
     WITH             ----------------------------------------------------------
                       9    SOLE DISPOSITIVE POWER

                      --------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            5,000,000 (includes 5,000,000 shares owned by its wholly-owned subsidiary Metromedia Fiber Network Services, Inc.)
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,000,000 (includes 5,000,000 shares owned by its wholly-owned subsidiary Metromedia Fiber Network Services, Inc.)

--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                    / /

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           23.9%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.  315653105                       13D            PAGE 4 OF 14 PAGES
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Stephen A. Garofalo
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                /  /

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

                      ----------------------------------------------------------
                       8    SHARED VOTING POWER
   NUMBER OF                5,000,000 (includes 5,000,000 shares owned by
     SHARES                 Metromedia Fiber Network Services, Inc. of which
  BENEFICIALLY              Mr. Garofalo has a controlling interest through his
    OWNED BY                interest in its parent, Metromedia Fiber Network,
      EACH                  Inc., of which Mr. Garofalo is Chairman and Chief
    REPORTING               Executive Officer)
     PERSON           ----------------------------------------------------------
      WITH             9    SOLE DISPOSITIVE POWER


                      ----------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            5,000,000 (includes 5,000,000 shares owned by Metromedia Fiber Network Services, Inc. of which Mr. Garofalo has a controlling interest through his interest in its parent, Metromedia Fiber Network, Inc., of which Mr. Garofalo is Chairman and Chief Executive Officer)
--------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 (includes 5,000,000 shares owned by Metromedia Fiber Network Services, Inc. of which Mr. Garofalo has a controlling interest through his interest in its parent, Metromedia Fiber Network, Inc., of which Mr. Garofalo is Chairman and Chief Executive Officer)

--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES
                                                                   / /
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           23.9%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.  315653105                       13D            PAGE 5 OF 14 PAGES
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           John W. Kluge
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /  /
                                                                        (b) /x /

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                /  /

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER


                      ----------------------------------------------------------
   NUMBER OF      8    SHARED VOTING POWER
    SHARES             5,000,000 (includes 5,000,000 shares owned by
 BENEFICIALLY          Metromedia Fiber Network Services, Inc. in which
   OWNED BY            Mr. Kluge has a controlling interest through his
     EACH              interest in Metromedia Fiber Network, Inc., as
   REPORTING           general partner of Metromedia Company which controls
    PERSON             approximately 60% of the total voting power of
     WITH              Metromedia Fiber Network, Inc.)

                      ----------------------------------------------------------
                       9    SOLE DISPOSITIVE POWER

                      ----------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            5,000,000 (includes 5,000,000 shares owned by Metromedia Fiber Network Services, Inc. in which Mr. Kluge has a controlling interest
                            through his interest in Metromedia Fiber
                            Network, Inc., as general partner of Metromedia Company which controls approximately 60% of the total voting power of Metromedia Fiber Network, Inc.)
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,000,000 (includes 5,000,000 shares owned by Metromedia Fiber Network Services, Inc. in which Mr. Kluge has a controlling interest through his interest in Metromedia Fiber Network, Inc., as general partner of Metromedia Company which controls approximately 60% of the total voting power of Metromedia Fiber Network, Inc.)

--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                    / /

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           23.9%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.  315653105                       13D            PAGE 6 OF 14 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Stuart Subotnick
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                         (b) /x/

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                 / /

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER


                      ----------------------------------------------------------
                       8    SHARED VOTING POWER
                            5,000,000 (includes 5,000,000 shares owned by
   NUMBER OF                Metromedia Fiber Network Services, Inc. in which Mr.
    SHARES                  Subotnick has a controlling interest through his
 BENEFICIALLY               interest in Metromedia Fiber Network, Inc., as
   OWNED BY                 general partner of Metromedia Company which controls
     EACH                   approximately 60% of the total voting power of
   REPORTING                Metromedia Fiber Network, Inc.)
    PERSON            ----------------------------------------------------------
     WITH              9    SOLE DISPOSITIVE POWER


                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                            5,000,000 (includes 5,000,000 shares owned by Metromedia Fiber Network Services, Inc. in which Mr. Subotnick has a controlling interest through his interest in Metromedia Fiber
                            Network, Inc., as general partner of Metromedia Company which controls approximately 60% of the total voting power of Metromedia Fiber Network, Inc.)
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,000,000 (includes 5,000,000 shares owned by Metromedia Fiber Network Services, Inc. in which Mr. Subotnick has a controlling interest through his interest in Metromedia Fiber Network, Inc., as general partner of Metromedia Company which controls approximately 60% of the total voting power of Metromedia Fiber Network, Inc.)

--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                    / /

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           23.9%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER

                  This statement on Schedule 13D relates to the common stock, $.001 par value ("Common Stock"), of FiberNet Telecom Group, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 570 Lexington Avenue, New York, New York 10022.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This statement is being filed by Metromedia Fiber Network Services, Inc., a Delaware corporation (the "Company"), Metromedia Fiber Network, Inc., a Delaware corporation and parent of the Company ("MFN"), Stephen
A. Garofalo, a citizen of the United States and Chairman of the Board of Directors and Chief Executive Officer of MFN and the Company, John W. Kluge, a citizen of the United States and general partner of Metromedia Company, a Delaware general partnership which owns approximately 60% of the total voting power of MFN and Stuart Subotnick, a citizen of the United States and general partner of Metromedia Company (the Company, MFN, Mr. Garofalo, Mr. Kluge and Mr. Subotnick are collectively referred to herein as the "Reporting Persons"). MFN through its subsidiaries including the Company is a provider of end-to-end optical network and Internet infrastructure solutions to end users in strategic top-tier markets worldwide.

                  The principal business address and the address of the Company's, MFN's and Garofalo's principal business is 1 North Lexington Avenue, White Plains, New York 10601. The principal business address of Mr. Kluge and Mr. Subotnick is Metromedia Company, 810 Seventh Avenue, 29th Floor, New York, New York 10019.

                  The name, business address, present principal occupation, employment or business and citizenship or place of organization of (a) each executive officer and director of MFN and the Company, (b) each person controlling each Reporting Person and (c) each executive officer and director of any corporation or other person ultimately in control of any Reporting Person are set forth on Schedule A hereto which is incorporated herein by reference.

                  During the past five years, no Reporting Person nor, to the best knowledge of the Reporting Persons, any of the persons or entities listed on Schedule A hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) (ii) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE OF FUNDS.

                  On December 17, 1999, the Company entered into an Exchange and Registration Rights Agreement (the "Exchange Agreement") with the Issuer and Local Fiber LLC, a New York limited liability company ("Local Fiber") in which the Company received 5,000,000 shares of Common Stock (the "Securities") in exchange for the Company's membership interest in Local Fiber.



                              (Page 7 of 14 Pages)

ITEM 4.           PURPOSE OF THE TRANSACTION.

                  The Reporting Persons acquired the Securities for investment purposes.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.


                  To the best knowledge of the Reporting Persons and as set forth in the Exchange Agreement the Issuer has outstanding 20,932,464 shares of Common Stock. The Reporting Persons, in the aggregate, beneficially own 5,000,000 shares of the Common Stock of the Issuer representing approximately 23.9% of the Issuer's outstanding Common Stock. To the best knowledge of the Reporting Persons, none of the persons or entities listed on Schedule A hereto owns any shares of Common Stock other than as otherwise set forth herein.

                  The Reporting Persons have shared power to vote and dispose of 5,000,000 shares of Common Stock

                  Except for the acquisition of 5,000,000 shares of Common Stock by the Company pursuant to the Exchange Agreement, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons or entities listed on Schedule A hereto has effected any transaction in shares of Common Stock during the past sixty (60) days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except for the Exchange Agreement, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons or entities listed on Schedule A hereto is party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Joint Filing Agreement, dated as of February 14, 2000 by and among Metromedia Fiber Network, Services, Inc., Metromedia Fiber Network, Inc., Stephen A. Garofalo, John W. Kluge and Stuart Subotnick.













                              (Page 8 of 14 Pages)

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 14, 2000


                                       Metromedia Fiber Network Services, Inc.

                                       By: /s/ Nicholas M. Tanzi
                                           -----------------------
                                       Name: Nicholas M. Tanzi
                                       Title: President and COO


                                       Metromedia Fiber Network, Inc.

                                       By:  /s/ Nicholas M. Tanzi
                                           -----------------------
                                       Name: Nicholas M. Tanzi
                                       Title: President and COO


                                       /s/ Stephen A. Garofalo
                                       ---------------------------
                                       Stephen A. Garofalo



                                       /s/ John W. Kluge
                                       ---------------------------
                                       John W. Kluge



                                       /s/ Stuart Subotnick
                                       ---------------------------
                                       Stuart Subotnick

                                   SCHEDULE A

         The following information sets forth the name, citizenship or place of organization, business address and present principal occupation, employment or business of each of the directors and executive officers of the Company and Metromedia Fiber Network, Inc., the Company's parent corporation, and Metromedia Company, a Delaware general partnership, which owns approximately 60% of the total voting power of Metromedia Fiber Network, Inc., and Metromedia Company's general partners John W. Kluge and Stuart Subotnick. Each of the directors and executive officers of the Company and Metromedia Fiber Network, Inc. are citizens of the United States. Mr. Kluge and Mr. Subotnick are both citizens of the United States. Except as otherwise set forth below, each of Metromedia Fiber Network Inc.'s and the Company's executive officer's business address is 1 North Lexington Avenue, White Plains, New York 10601. Metromedia Company's address is 810 Seventh Avenue, 29th Floor, New York, New York 10019.

                   DIRECTORS OF METROMEDIA FIBER NETWORK, INC.

----------------------------------------------------------------------------------------------------------------------
                 NAME AND BUSINESS ADDRESS                          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
----------------------------------------------------------------------------------------------------------------------

Stephen A. Garofalo*                                         Chairman of the Board and Chief Executive Officer of
Metromedia Fiber Network Services, Inc.                      Metromedia Fiber Network, Inc.
1 North Lexington Avenue
White Plains, New York  10601
----------------------------------------------------------------------------------------------------------------------


Howard M. Finkelstein*                                       Vice Chairman of the Board of Directors of Metromedia
Metromedia Fiber Network Services, Inc.                      Fiber Network, Inc.
1 North Lexington Avenue
White Plains, New York  10601
----------------------------------------------------------------------------------------------------------------------


Vincent A. Galluccio                                         Senior Vice President of Metromedia Fiber Network, Inc.
Metromedia Fiber Network, Inc.
1 North Lexington Avenue
White Plains, New York 10601
----------------------------------------------------------------------------------------------------------------------


John W. Kluge**                                              President and Chairman, Metromedia Company
Metromedia Company
810 Seventh Avenue, 29th Floor
New York, New York  10019
----------------------------------------------------------------------------------------------------------------------


Stuart Subotnick**                                           Executive Vice President, Metromedia Company
Metromedia Company
810 Seventh Avenue, 29th Floor
New York, New York  10019
----------------------------------------------------------------------------------------------------------------------






--------
* Also a director of the Company.

** Also a general partner of Metromedia Company.


                              (Page 10 of 14 Pages)

----------------------------------------------------------------------------------------------------------------------

                 NAME AND BUSINESS ADDRESS                          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
----------------------------------------------------------------------------------------------------------------------


Silvia Kessel                                                Senior Vice President, Metromedia Company
Metromedia Company
810 Seventh Avenue, 29th Floor
New York, New York  10019
----------------------------------------------------------------------------------------------------------------------

Arnold L. Wadler, Esq.                                       Senior Vice President, Secretary and General Counsel,
Metromedia Company                                           Metromedia Company
One Meadowlands Plaza, 6th Floor
East Rutherford, New Jersey 07073
----------------------------------------------------------------------------------------------------------------------


David Rockefeller                                            Chairman of The Chase Manhattan Bank's International
Rockefeller & Co., Inc.                                      Advisory Committee, Chairman of Rockefeller Center
30 Rockefeller Plaza                                         Properties, Inc. and Director of Rockefeller & Co., Inc.
New York, New York  10112
----------------------------------------------------------------------------------------------------------------------


Leonard White                                                President and Chief Executive Officer, Rigel
29131 Cliffside Drive                                        Enterprises; Retired Chairman and Chief Executive
Malibu, California  90266                                    Officer of Orion Pictures Corporation
----------------------------------------------------------------------------------------------------------------------



























                              (Page 11 of 14 Pages)

              EXECUTIVE OFFICERS OF METROMEDIA FIBER NETWORK, INC.
                                 AND THE COMPANY

----------------------------------------------------------------------------------------------------------------------

                           NAME                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
----------------------------------------------------------------------------------------------------------------------

Stephen A. Garofalo                                          Chairman of the Board of Directors and Chief Executive
                                                             Officer***
----------------------------------------------------------------------------------------------------------------------


Howard M. Finkelstein                                        Vice Chairman of the Board of Directors***
----------------------------------------------------------------------------------------------------------------------


Nicholas M. Tanzi                                            President and Chief Operating Officer***
----------------------------------------------------------------------------------------------------------------------

Vincent A. Galluccio                                         Senior Vice President ***
----------------------------------------------------------------------------------------------------------------------


Silvia Kessel                                                Senior Vice President, Metromedia Company;
                                                             Executive Vice President, Metromedia Fiber Network,
                                                             Inc.
----------------------------------------------------------------------------------------------------------------------

Arnold L. Wadler                                             Senior Vice President, Secretary and General Counsel,
                                                             Metromedia Company; Executive Vice President, General
                                                             Counsel and Secretary***

----------------------------------------------------------------------------------------------------------------------











---------------------------
*** Metromedia Fiber Network, Inc. and the Company.

                                INDEX TO EXHIBITS


Exhibit No.      Description

99.1             Joint Filing Agreement dated as of February 14, 2000












































                              (Page 13 of 14 Pages)